Southern Trust Securities Holding Corp.

145 Almeria Ave.

Coral Gables, FL 33134

December 5, 2008

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southern Trust Securities Holding Corp. (the “Company”)

File No. 000-52618

Form 10-K for Fiscal Year ended

December 31, 2007

Dear Mr. Woody:

We, the management of the Company, have set forth below our responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 25, 2008, relating to the Company’s annual statement on Form 10K (File No. 000-52618) (the “Annual Statement”).

We also acknowledge that the Staff’s purpose in the review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

For ease of reference, we reproduce below the Staff's comments, and include under each comment our response.

Form 10-K for the year ended December 31, 2007

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 15

1.

We note your disclosure that you have no off- balance sheet arrangements. This disclosure seems to contradict the disclosure in footnote 13 to your financial statements. Please revise your disclosure in future filings to include the information required under Item 303 of Regulation S-K or explain to us how these two disclosures are not contradictory.

In SEC Release No. 33-8182, “Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”, Section III B, “Disclosure Threshold”, it states that “The amendments (to Section 13 of the Exchange Act) require disclosure of off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.”(Emphasis added)  It further states that “To apply the disclosure threshold, management first must identify and critically analyze the registrant's off-balance sheet arrangements, including its guarantee contracts, retained or contingent interests, derivative instruments and variable interests. Second, management must assess the likelihood of the occurrence of any known trend, demand, commitment, event or uncertainty that could affect an off-balance sheet arrangement (e.g., performance under a guarantee; an obligation under a variable interest or equity-linked or indexed derivative instrument; or recognition of an impairment). If management concludes that the known trend, demand, commitment, event or uncertainty is not reasonably likely to occur, then no disclosure is required in MD&A” (Emphasis added).  Consequently, based on the disclosure threshold, we concluded that the amount of exposure, if any, would be considered immaterial and would have no adverse effect on our financial condition.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

2.

We note that you have presented Share-based compensation as a separate line item on the face of your income statement. Explain to us how your presentation complies with SAB Topic 14F.

We agree with your comment and will include the share-based compensation in the same income statement line items as cash-based payments in all future filings.

Notes to Consolidated Financial Statements

17. Investment in AR Growth Finance Corp, page F-15

3.

Please tell us whether AR Growth Finance Corp is a VIE in accordance with paragraph 5 of FIN 46(R) and explain to us in detail how you arrived at that conclusion. To the extent AR Growth Finance Corp is a VIE, tell us how you determined that you are not the primary beneficiary. Explain to us how you applied paragraphs 16 and 17 of FIN 46(R) in arriving at your conclusion.

In order to determine if another entity could be a Variable Interest Entity (“VIE”), and thus consolidated with the reporting entity, there are several conditions that need to be considered in addition to the “controlling financial interest”  (ARB 51) requirement.   Additionally, FIN 46(R) states that “An enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. (Emphasis added; see item (v) below). An enterprise with a variable interest in a variable interest entity must consider variable interests of related parties and de facto agents as its own in determining whether it is the primary beneficiary of the entity.”  The determination of whether the reporting entity is the primary beneficiary also entails several quantitative and qualitative analyses that, when taken as a whole, will determine if the VIE should be consolidated.

In our opinion, AR Growth Finance Corp. (“ARGW”) is a VIE that should not be consolidated with our Company’s financial statements, in accordance with FIN 46(R).  The basis for our conclusion is:

(i).

ARGW is a legal entity and self sustaining.  It is not dependent at all on our Company’s funding or financing. Our Company invested a total of $2.5 million in convertible preferred shares and the proceeds were used entirely by ARGW to finance the 95% purchase of the outstanding shares of ProBenefit.

(ii).

The major stockholders of ARGW are SFN Santafesina de Negocios SA (62%), Administración de Carteras SA (10%), Inversora Castellanos SA (10%) (all three Argentinean companies) and our Company (7%).  In accordance with the executed ARGW stockholders agreement, any “Extraordinary Corporate Action”, as defined in the agreement, must be approved by at least 80% supra-majority vote of the Stockholders or the Board of Directors, which is comprised of two of our officers and three officers who are members of the Board of Directors of the other three majority stockholders.  Clearly, our Company will not have enough voting power to affect the operations of ARGW.

(iii).

Our Company and its related parties do not control ARGW, either by voting stock or by control of material business decisions; our Company’s combined percentage of ownership, including stock held by related parties, fully diluted, will not exceed 14%.

(iv)

Neither our Company, nor its related parties, has any obligation to fund ARGW’s operations or absorb losses in excess of the investments made, specifically the $2.5 million convertible preferred shares investment (see (i) above), plus $100,000 paid as part of the purchase price of the shell corporation.

(v).

Neither our Company, nor its related parties, are primary beneficiaries, as defined by FIN 46(R).  FIN 46(R) defines a primary beneficiary as an entity or individual that has a variable interest (or combination of variable interests) that will absorb more than 50% of the VIE’s expected losses or receive more than half of the VIE’s expected residual returns.  In this specific case, as mentioned above, our Company is limited in its losses only to the extent of our investment.  Additionally, as stated in (ii) above, the combined percentage ownership of all related parties will not exceed 14% on a fully diluted basis.

Accordingly, we concluded that no consolidation of AR Growth Finance Corp. is deemed necessary based on the above analysis.

* * *

Please contact us with any additional questions or any need for clarification to the provided responses.

/S/ Fernando Fussa
Chief Financial Officer

cc:

Robert Escobio, CEO

Rothstein Kass & Company, P.C.